

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2021

Robert J. Webster
President, Chief Technology Officer and Director
Virtuoso Surgical, Inc.
5701 Old Harding Pike, Suite 200
Nashville, Tennessee 37205

> **Re: Virtuoso Surgical, Inc.**
> **Post-Qualification Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed March 18, 2021**
> **File No. 024-11136**

Dear Dr. Webster:

We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending or withdrawing your offering statement. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment or withdrawal is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Post-Qualification Amendment No. 2 to Offering Statement on Form 1-A

General

1. We note that your previous post-qualification amendment to your offering statement on Form 1-A, filed on February 10, 2020 (the "First POS AM"), stated that the Offering would terminate at the earlier of: (1) the date on which all shares of Class A Preferred Stock being offered were sold, (2) 12 months following qualification of the Offering or (3) the date on which you terminate the Offering. We further note that the First POS AM was qualified on February 26, 2020. As such, the Offering appears to have terminated in accordance with its terms on February 26, 2021 and therefore can no longer be extended. Accordingly, please withdraw this post-qualification amendment and file a new offering statement on Form 1-A if you wish to commence a new offering of your Class A Preferred Stock. Please note that we have not reviewed any other aspects of the post-qualification amendment.

       Please contact Alan Campbell at 202-551-4224 or Joe McCann at 202-551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: David Clay, Esq.